SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(AMENDMENT NO 3)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Guillaume Maisondieu Senior Vice President (Chief Accounting Officer) Deutsche Telekom AG Friedrich-Ebert-Allee 140 53113 Bonn, Germany +49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104	13D	Page 1 of 13 Pages

1	NAMES OF REPORTING PERSONS Deutsche Telekom Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 538,590,941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 538,590,941
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 63.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS T-Mobile Global Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 538,590,941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 538,590,941
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 63.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104	13D	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS T-Mobile Global Zwischenholding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 538,590,941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 538,590,941
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 63.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 872590104	13D	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS Deutsche Telekom AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 538,590,941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 538,590,941
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,590,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 63.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 872590104	13D	Page 5 of 13 Pages

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to shares of common stock, par value USD 0.00001 per common share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 12920 SE 38th Street, Bellevue, Washington 98006.

Item 2.  Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1) Deutsche Telekom Holding B.V. a corporation organized under the laws of the Netherlands with its principal address at Stationsplein 8K, Maastricht, 6221, The Netherlands (“DT Holding”);

(2) T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized and existing under the laws of the Federal Republic of Germany with its principal address at Landgrabenweg 151, 53227 Bonn, Germany (“T-Mobile Holding”);

(3) T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized and existing under the laws of the Federal Republic of Germany with its principal address at, Friedrich-Ebert-Allee 140 53113 Bonn, Germany (“T-Mobile Global”); and

(4) Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany with its principal address at Friedrich-Ebert-Allee 140 53113 Bonn, Germany (“Deutsche Telekom”).

DT Holding is a direct wholly owned subsidiary of T-Mobile Holding. T-Mobile Holding is a direct wholly owned subsidiary of T-Mobile Global which in turn is a direct wholly owned subsidiary of Deutsche Telekom.

The Reporting Persons are principally engaged in the telecommunications business.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Since the date of the commencement of the Plan (as defined below in Item 4), through the termination of the Plan as provided for therein, the Broker (as defined below in Item 4) purchased 3,304,864 shares of Common Stock of T-Mobile US Inc. for an aggregate purchase price of $199,999,970.90, exclusive of any fees, commissions or other expenses. The T-Mobile US Inc. purchases were financed from DT Holding’s general working capital.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Pursuant to a purchase program, DT Holding entered into a Rule 10b5-1 Plan with Credit Suisse Securities (USA) LLC (the “Broker”) dated February 9, 2018 under which the Broker was authorized and directed to purchase, on behalf of DT Holding, Common Stock of T-Mobile US Inc. (the “Plan”). The Plan was to terminate on the earliest to occur of (1) March 31, 2018 and (2) the date on which either the aggregate number or the aggregate purchase price of the Common Stock purchased by the Broker in accordance with the Plan equaled the Maximum Number of Shares or the Maximum Total Purchase Price, respectively each as defined in the Plan, unless the Plan terminated earlier, pursuant its terms. As of March 6, 2018, the Broker had purchased Common Stock with an aggregate purchase price of $199,999,970.90, consequently ending the purchase program and terminating the Plan.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a-b) The information contained in the cover pages of this Schedule 13D and the information set forth in Items 2 and 4 thereof are incorporated herein by reference. DT Holding beneficially owns 538,590,941 shares of Common Stock which represents approximately 63.0% of the fully diluted shares on a treasury method basis of Common Stock outstanding immediately following the termination of the Plan.

Due to the fact that T-Mobile Holding, T-Mobile Global and Deutsche Telekom may be deemed to control DT Holding, each of T-Mobile Holding, T-Mobile Global and Deutsche Telekom may be deemed to beneficially own, and to have power to vote or direct the vote of, or dispose or direct the disposition of, all the Common Stock beneficially owned by DT Holding.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of T-Mobile Holding, T-Mobile Global and Deutsche Telekom disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or, except as set forth below in Item 6, has engaged in any transaction during the past 60 days in, any Common Stock.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On February 9, 2018 DT Holding entered into the Plan (as defined above in Item 4) with the Broker (as defined above in Item 4) pursuant to which the Broker was authorized and directed to purchase, on behalf of DT Holding, shares of T-Mobile US Inc.. The Broker began purchasing T-Mobile US Inc. shares under the Plan on February 14, 2018 and ceased purchasing T-Mobile US Inc. shares under the Plan on March 6, 2018 when the aggregate purchase price of the Common Stock purchased by the Broker, equaled the Maximum Total Purchase Price as defined in the Plan

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

10b5-1Purchase Plan Agreement, dated as of February 9, 2018, by and between DT Holding and the Broker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2018

Deutsche Telekom Holding B.V.

By: /s/ Frans Roose
Name: Frans Roose Title: Managing Director

By: /s/ Antonius Ziflstra
Name: Antonius Ziflstra Title: Managing Director

T-Mobile Global Holding GmbH
By: /s/ Franco Musone Crispino
Name: Franco Musone Crispino Title: Managing Director
By: /s/ Dr Uli Kühlbacher Name: Dr Uli Kühlbacher Title: Managing Director

T-Mobile Global Zwischenholding GmbH
By: /s/ Dr. Chirstian Dorenkamp
Name: Dr. Chirstian Dorenkamp Title: Managing Director
By: /s/ Roman Zitz
Name: Roman Zitz Title: Managing Director

Deutsche Telekom AG
By: /s/ Stephan Wiemann
Name: Stephan Wiemann Title: Vice President, Group Treasury
By: /s/ Juergen Kistner
Name: Juergen Kistner Title: Vice President, Group Treasury